January 14, 2005
Mail Stop 0510
ATEL Capital Equipment Fund XI, LLC
600 California Street, 6th Floor
San Francisco, CA 94108
Attention: Dean L. Cash
Re: 	ATEL Capital Equipment Fund XI, LLC
Form S-1/A, filed December 23, 2004
File No. 333-120276
Dear Mr. Cash:
      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise
additional
comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
General
1. We acknowledge your response to Comment No. 1 from our letter dated December 8, 2004 and will await your supplemental filing. Front Page of Registration Statement
2. We note that in addition to the fee calculation table you have deleted the legends from your cover page, including the Rule 415 legend. Please revise your cover page to include these legends. Cover Page of Prospectus
3. As previously requested, the first risk factor should state that
most of the distributions of prior programs have been, and that most
of the distributions of this program will likely be, a return of capital.
4. Please revise the risk about the lack of a market to state that investors may be able to sell their units only at a significant discount.
5. We reissue Comment No. 10 from our letter dated December 8,
2004.
6. We reissue Comment No. 13 from our letter dated December 8,
2004.
Your disclaimer regarding forecasts should be moved elsewhere in your
prospectus.
Table of Contents
7. We note that your table of contents does not list the first risk
factor presented in your "Risk Factors" section.  Please revise accordingly.
Summary of the Offering, page 1
8. As previously requested, summary risk factors should contain more
information than the risk factors on the cover page. For example, the first risk factor about return of capital can note that investors have received $.21 to $.32 for each dollar invested in prior programs
(not annually, but in the aggregate over an 8 to 10 period) and that
most of the distributions they received was a return of their initial
capital.
Risk Factors, page 4
A substantial portion of Fund distributions from lease
revenues...,
page 5
9. We acknowledge your response to Comment No. 29 from our letter dated December 8, 2004. Please delete the information about return of capital for tax purposes since it obscures the risk you are trying
to describe.  In addition, please disclose as a percentage the amount
that the return of capital represented of total distributions in each
of your prior programs so that an investor may assess the
magnitude
of the risk.
Management, page 39
Management of the Fund`s Operations and Administration, page 42
10. Please disclose that the fees paid to a third party to participate in managing or to separately manage equipment will be in addition to the asset management fee paid to the manager. In addition, please disclose whether affiliates of the manager would be engaged in this capacity.  In this regard, please advise us as to the
practices of the prior programs.  Finally, please advise us as to the
aggregate amount of fees paid to third parties to participate in managing or to separately manage equipment in each of your prior programs.
Prior Performance Summary, page 43
11. You have disclosed the total purchase cost of the acquired equipment on page 52 as $1.33 billion. This was the amount that was disclosed in your Form S-1 on November 8, 2004.  Please update this
to include financial information through September 30, 2004 or confirm to us no equipment was purchased in the three month period between June 30, 2004 and September 30, 2004. If a change is required, please make this change on page A-3 as well.
12. You have disclosed that Table IV includes information
concerning
results of operations as of June 30, 2004. Please update this to include financial information through September 30, 2004, as requested by comment 70 in our letter dated December 8, 2004. Federal Income Tax Consequences, page 51
13. This section does not summarize the tax opinion of Derenthal & Dannhauser because that opinion refers back to this section. Please revise.
Supplemental Sales Material, page 79
14. We acknowledge your response to Comment No. 67 from our letter dated December 8, 2004 and will await your supplemental filing.
Exhibit 8.1
15. We note the statement of counsel that its "opinions set forth above represent [its] conclusions as to the application of Federal income tax law existing as of the date of this letter..." Please clarify that the opinion speaks through the date of effectiveness of the registration statement.  Counsel can do this by either
revising
this statement or by filing another opinion dated the date of effectiveness.
*			*			*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Meagan Caldwell at (202) 824-5578 or Rufus Decker at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters.  Please contact
Andrew
Schoeffler at (202) 824-5612 or, in his absence, Mark Webb at
(202)
942-1874 or the undersigned at (202) 942-1950 with any other questions.
Sincerely,
Pamela A. Long
Assistant Director
cc:	Paul J. Derenthal, Esq.
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Dean L. Cash
ATEL Capital Equipment Fund XI, LLC
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE